Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
Years Ended December 31, 2010 and 2009

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

Independent Auditor’s Report

To the Shareholders of Extorre Gold Mines Limited:

We have audited the accompanying consolidated financial statements of Extorre Gold Mines Limited (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of loss, comprehensive loss and deficit, cash flow, and shareholders’ equity for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Extorre Gold Mines Limited as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
March 25, 2011
Vancouver, British Columbia

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Extorre Gold Mines Limited
Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)

December 31,		2010	2009

Assets

Current
Cash and cash equivalents	(Note 7)	$46,102	$465
Amounts receivable and prepaid expenses		485	127
Due from related party	(Note 14)	22	249
		46,609	841

Property and equipment	(Note 8)	287	88
Mineral properties	(Note 9)	3,354	3,354
		$50,250	$4,283

Liabilities

Current
Accounts payable and accrued liabilities		$2,269	$1,435
Due to related parties	(Note 14)	88	-
		2,357	1,435

Shareholders’ Equity

Share capital	(Note 10)	144,641	-
Contributed surplus	(Note 13)	11,168	77,599
Deficit		(107,916)	(74,751)
		47,893	2,848
		$50,250	$4,283

Contractual Obligations (Note 15)

Approved by the Directors:

“Eric Roth”	Director

“George Lawton”	Director

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2010	2009

Income
Interest income		$211	$-

Expenses
Accounting and audit		359	238
Administration salaries and consulting	(Note 11)	1,339	735
Directors’ fees	(Note 11)	2,033	789
Foreign exchange gain		(90)	(418)
General and administration		436	416
Legal fees		146	175
Management fees	(Note 11)	3,756	1,436
Mineral property exploration expenditures	(Notes 9 and 11)	24,474	10,532
Shareholder communications	(Note 11)	639	468
Stock exchange listing and filing fees		284	150
		33,376	14,521

Net loss and comprehensive loss for the year		$33,165	$14,521

Deficit at beginning of the year		74,751	60,230

Deficit at end of the year		$107,916	$74,751

Basic & diluted loss per common share		$(0.42)	$(0.19)

Weighted average number of common shares outstanding		78,351,947	74,755,898

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,	2010	2009

Operating Activities
Net loss for the year	$(33,165)	$(14,521)

Non-cash items:
Amortization	154	106
Gain on sale of property and equipment	-	(11)
Stock based compensation (Note 11)	8,604	3,039
	(24,407)	(11,387)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(358)	(72)
Due from related parties	227	-
Due to related parties	88	-
Accounts payable and accrued liabilities	834	(97)
	(23,616)	(11,556)

Financing Activities
Issue of share capital for cash (Note 10)	42,404	-
Share issue costs (Note 10)	(2,595)	-
Funding provided by Exeter (Note 1)	29,797	11,705
	69,606	11,705
Investing Activities
Acquisition of property and equipment	(353)	(98)

Net increase in cash and cash equivalents	45,637	51

Cash and cash equivalents – beginning of the year	465	414

Cash and cash equivalents – end of the year	$46,102	$465

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited Consolidated Statements of Shareholders’ Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31, 2010 and 2009

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2008	-	$-	$62,606	$(60,230)	$2,376

Additions during the year:
- Funding provided by and expenses paid by Exeter	-	-	11,954	-	11,954
- Stock based compensation allocated from Exeter	-	-	3,039	-	3,039
- Net loss for the year	-	-	-	(14,521)	(14,521)

Balance at December 31, 2009	-	$-	$77,599	$(74,751)	$2,848

Additions during the year:
- Issued pursuant to the Arrangement	74,755,898	104,407	(104,407)	-	-
- Equity financing net of share issue costs	9,100,000	37,900	-	-	37,900
- Transfer of net assets from Exeter	-	-	27,947	-	27,947
- Funding provided and expenses paid by Exeter	-	-	1,850	-	1,850
- Stock based compensation allocated from Exeter	-	-	826	-	826
- Exercise of warrants	250,729	316	-	-	316
- Exercise of stock options	3,367,000	1,593	-	-	1,593
- Contributed surplus allocated on exercise of warrants and options	-	948	(948)	-	-
- Agent´s warrants	-	(523)	523	-	-
- Stock based compensation recognized	-	-	7,778	-	7,778
- Net loss for the year	-	-	-	(33,165)	(33,165)

Balance at December 31, 2010	87,473,627	$144,641	$11,168	$(107,916)	$47,893

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

1.	Transfer of Assets

On March 24, 2010 Exeter Resource Corporation (“Exeter”) completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre” or the “Company”).

The Arrangement was approved by the board of directors of Exeter and by among other things, the favourable vote of Exeter's shareholders at a special meeting held on March 11, 2010 to approve the Arrangement.

Under the Arrangement, each shareholder of Exeter received one share of Extorre for each share held in Exeter and Exeter transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands.  Estelar and Cognito hold the assets, consisting of cash and working capital balances and the interests in a number of precious and base metal projects, being the CVSA properties, the Don Sixto property, the Estelar properties and the MRP properties in Argentina (the “Argentine Business”).

Where applicable, Extorre’s consolidated financial statements reflect the statements of loss, comprehensive loss and deficit and cash flows of the Argentine Business as if Extorre existed in its present form during the years reported. The statements of loss, comprehensive loss and deficit for the year ended December 31, 2009 and the period to March 24, 2010, which is included in the year results to December 31, 2010, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each year or period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each years presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. Where applicable, for the periods to March 24, 2010, these financial statements have been presented under the continuity of interests’ basis of accounting with balance sheet amounts based on the amounts recorded by Exeter. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The opening deficit of Extorre has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to Estelar and Cognito from the date of acquisition of those subsidiaries and includes anallocation of Exeter’s general and administrative expenses from the date of acquisition of those subsidiaries. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each prior year as compared to the costs incurred on all mineral properties of Exeter in each of those prior years.

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)
Net assets transferred to Extorre	$27,947

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

2.	Nature of Business

7300492 Canada Inc. (“7300492”) was incorporated on December 21, 2009 under the Canada Business Corporations Act. Pursuant to an ordinary resolution passed by the sole director on February 5, 2010, 7300492 changed its name to Extorre.

The Company is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

3.	Summary of Significant Accounting Policies

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%

* These companies were acquired pursuant to the Arrangement (Note 1).

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

c)	Mineral property exploration expenditures

The Company expenses exploration expenditures when incurred.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

3.	Significant Accounting Policies (Continued)

d)	Impairment of mineral property

The Company regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest that the carrying amount of the asset or the asset group may not be recoverable, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, thenthe assets are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations will be recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. Aliability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.  The Company had no asset retirement obligations at December 31, 2010.

f)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

3.	Significant Accounting Policies (Continued)

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive.

The weighted average number of shares outstanding is the number of shares issued to complete the Arrangement (Notes 1 and 10) for all periods prior to the effective date of the Arrangement.  For periods after the effective date of the Arrangement, the amount is based on the number of shares issued to complete the arrangement as if they had occurred on the first day of that fiscal year and any subsequent share issuances using the actual date issued.

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%

Argentina
Computer equipment	Straight-line - 3-6 years
Computer software	Straight-line - 2 years
Equipment including vehicles	Straight-line - 3-7 years

j)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

k)	Stock-based compensation

The Company has adopted an incentive stock option plan. All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in operations over the vesting period.

l)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

3.	Significant Accounting Policies (Continued)

m)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

n)	Financial instruments

Financial instruments are classified as one of the following: loans and receivables, held-to-maturity, held-for-trading, available-for-sale and other financial liabilities. Financial instruments will be measured on the balance sheet at amortized cost or fair value depending on the classification. Loans and receivables, held-to-maturity and other financial liabilities are accounted for at amortized cost. Held-for-trading and available-for-sale financial instruments are recorded at fair value. Changes in fair value of held-for-trading financial instruments are recognized in operations while changes in fair value of available-for-sale financial instruments are initially recorded in other comprehensive income or loss.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

4.	Changes in accounting policies and new accounting developments

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations; 1601 – Consolidated Financial Statements and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the consolidated financial statements.

b)	Conforming amendments

CICA 1625, Comprehensive Revaluation of Assets and Liabilities, has been amended as a result of issuing CICA 1582, 1601 and 1602 as described above.The amendment is effective prospectively for comprehensive revaluations of assets and liabilities occurring in years beginning on or after January 1, 2011.CICA 3251, Equity, has been amended as a result of issuing CICA 1602. Amendments apply to entities that have adopted CICA 1602.The Company early adopted CICA 3251 effective January 1, 2010 in conjunction with the adoption of CICA 1582, 1601 and 1602. There is no material impact on the consolidated financial statements from the adoption of this amendment.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from continuing operations.

6.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2010 and 2009 is summarized as follows:

	2010			2009
	Carrying amount	Fair value		Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$46,102	$46,102	(i)	$465	$465
Amounts receivable – at amortized cost	$90	$90	(ii)	$-	$-
Due from related parties	$22	$22	(ii)	$249	$249
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$2,269	$2,269	(ii)	$1,435	$1,435
Due to related parties	$88	$88	(ii)	$-	$-

(i)	The Company’s cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted market prices.

(ii)	The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short to maturity.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

6.	Financial Instruments (Continued)

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Argentine Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2010 and 2009 as follows:

2010 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	-
Amounts receivable	1,366	-	-
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(2,308)	1,764	(198)

Equivalent in Canadian Dollars	(559)	1,755	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

2009 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,714	-	-
Amounts receivable	468	-	-
Accounts payable and accrued liabilities	(5,289)	-	-
Net balance	(3,107)	-	-

Equivalent in Canadian Dollars	(843)	-	-
Rate to convert to $1.00 CDN	0.2713

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $84, $176 and $20 respectively in the Company’s net loss.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

6.	Financial Instruments (Continued)

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.15% and 1.30%.

Based on the amount of cash and cash equivalents invested at December 31, 2010, and assuming that all other variables remain constant, a 0.25% change in the applicable interest rate would result in an increase/decrease of $115 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

7.	Cash and Cash Equivalents

	2010	2009
Cash	$3,985	$465
Investment Savings Accounts	18,029	-
Guaranteed Investment Certificates	24,088	-
Total	$46,102	$465

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

8.	Property and Equipment

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$27	$4	$23	$-	$-	$-
Computer software	7	1	6	-	-	-
	34	5	29	-	-	-
Argentina
Computer equipment	31	17	14	13	11	2
Computer software	62	48	14	43	40	3
Equipment including vehicles	538	308	230	256	173	83
	631	373	258	312	224	88
	$665	$378	$287	$312	$224	$88

9.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

	2010 and 2009
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other	$3,226	$-	$3,226
CVSA Properties	128	-	128
	$3,354	$-	$3,354

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. The Don Sixto project is subject to a 3.5% net smelter royalty (“NSR”). (See note 9(c) (ii))

Effective July 22, 2003, 1,600,000 shares were issued and $25 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost. Effective July, 2005, the option to acquire a 100% interest in Cognito was exercised and a further 2,500,000 shares were issued (fair value $2.5 million), which has been recorded as a mineral property acquisition cost.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Estelar Resources Limited

Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238), which was recorded as a mineral property acquisition cost.

b)	Exploration Costs

The table below shows the exploration expenditures of the Company by project for 2010 and 2009.

	CVSA Properties	Don Sixto Project and Other	2010	2009
Assays	$1,190	$105	$1,295	$490
Consultants and contractors	276	-	276	82
Drilling	6,912	379	7,291	3,571
Engineering	606	-	606	173
Environmental	720	138	858	208
Field camp	1,732	79	1,811	735
Geological *	1,841	107	1,948	916
Geophysical	196	183	379	-
Hydrology	479	-	479	-
Infrastructure	67	-	67	-
IVA tax	2,569	(442)	2,127	767
Legal and title	127	94	221	170
Metallurgical*	582	-	582	72
Office operations	869	193	1,062	551
Resource development	374	4	378	459
Travel	2,061	199	2,260	822
Wages and benefits*	2,525	309	2,834	1,516
Exploration costs for the year	$23,126	$1,348	$24,474	$10,532
Cumulative exploration costs – end of year	$56,108	$21,103	$77,211	$52,734

*	Includes stock based compensation as reflected below:

	CVSA Properties	Don Sixto Project & Other	2010	2009
Geological	$1,196	$30	$1,226	$196
Metallurgical	363	-	363	-
Wages and benefits	710	-	710	338
Total	$2,269	$30	$2,299	$534

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

c)	Agreements

i) CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquire a 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100thousand(paid) and incurring US$3.0 million (incurred) in exploration expenditures before December 30, 2009.

CVSA holds a 2% NSR in Cerro Moro and retains a back-in right over the other projects, which if not exercised converts to a 2% NSR.

ii)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525 thousand paid or payable as follows:

-	US$175 thousand on signing and anniversary dates to December 15, 2007; (paid) and
-	US$50 thousand* on or before December 15 of each year thereafter up to and including December 15, 2014.

*Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25 thousand over six years followed by a purchase price comprising three annual payments of US$200 thousand. Should Cognito exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire up to an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

iv)	Other Properties

MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva and Rosarita South Projects, located in Mendoza and San Juan Provinces, Argentina, for consideration of cash payments totalling $440 payable as follows:

- an accumulated $70 on signing and anniversary dates to October 1, 2007; (paid)
- $30 on or before October 1, 2008; (not paid)*
- $40 on or before October 1, 2009; (not paid)* and
- $50 on or before October 1 of each year thereafter to 2015**.

* Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.

** In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

10.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	December 31, 2010
	Number of Shares	Amount
Issued pursuant to the Arrangement (Notes 1 and 13)	74,755,898	$104,407
Issued during the year for cash:
Equity financing	9,100,000	40,495
Exercise of options	3,367,000	1,593
Exercise of warrants	250,729	316
Contributed Surplus allocated on exercise of options and warrants	-	948
Share issue costs	-	(3,118)
Balance, end of year	87,473,627	$144,641

During the year the Company issued 3,367,000 shares pursuant to the exercise of options at an average price of $0.46 per share for a total consideration of $1,593; 250,729 shares pursuant to the exercise of warrants at a price of $1.26 per share. Contributed surplus allocated to share capital upon the exercise of stock options and agent’s warrants was $853 and $95 respectively.

The Company issued 9,100,000 shares at a price of $4.45 per share pursuant to a bought deal financing and paid a commission of 6% and issued 455,000 agent’s warrants exercisable at $5.00 per share with an expiry date of September 28, 2011 (Note 12). Share issue costs of $2,595 plus the fair value of warrants of $523 attributable to the financing have been charged to share capital.

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At December 31, 2010, the maximum number of options issuable under the Plan was 13,121,044. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

11.	Stock Option Plan(Continued)

A summary of the status of the Plan at December 31, 2010 and changes during the year is as follows:

	2010
		Weighted
		Average
	Shares	Exercise Price
Options granted per Arrangement *	10,298,400	$0.69
Cancelled	(100,000)	2.98
Exercised	(3,367,000)	0.46
Granted	5,369,125	4.99
Options outstanding, end of year	12,200,525	$2.62

* After giving effect to the price adjustment in relation to the Arrangement (Note 1).Under the Arrangement, each option holder in Exeter received one option in the Company for each option held, with the same expiry date as the original Exeter option.  The exercise price was determined on the basis of the relative volume weighted average trading price of Exeter and the Company during the first five trading days after the completion of the Arrangement applied to the original option price.  As such, these options are not a new grant or a re-pricing and therefore they do not result in the recognition of additional stock-based compensation by Extorre.  As at the effective date of the Arrangement, the Company had recorded $3,702 in contributed surplus related to the stock-based compensation recognized on a carve-out basis from Exeter to that date.

The following table summarizes information about the stock options outstanding at December 31, 2010.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.01 - 1.00*	4,987,400	2.30	$0.56	4,987,400	$0.56
1.01 - 2.00*	1,972,500	4.05	1.40	787,500	1.33
2.01 - 3.00*	1,542,000	4.36	2.49	784,583	2.06
4.01 - 5.00*	655,000	4.69	4.60	327,500	4.60
5.01 - 6.00*	600,000	4.69	5.06	-	-
6.01 +	2,443,625	4.96	6.77	257,813	6.80
	12,200,525	3.62	$2.62	7,144,796	$1.22

* Issued pursuant to the Arrangement (Note 1).

The weighted average fair market value of options granted during the year was $2.80.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

11.	Stock Option Plan (Continued)

Stock-based Compensation

The fair value of the 5,369,125 options granted by the Company during the year ended December 31, 2010 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:
Expected annual volatility	90.00%
Risk-free interest rate	1.85-2.20%
Expected life	3-3.5 years
Expected dividend yield	0.0%

Stock-based compensation recognized on options granted by the Company amounting to $7,778, together with stock-based compensation allocated from Exeter up to the effective date of the Arrangement (see Note 1) in the amount of $826 has been allocated to contributed surplus and expenditure as follows:

	2010	2009
Administration salaries and consulting	$1,002	$397
Management fees	3,205	1,215
Directors’ fees	2,033	783
Shareholder communications	66	110
Mineral property exploration expenditures	2,298	534
Total	$8,604	$3,039

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

12.	Warrants

At December 31, 2010 the Company had outstanding share purchase warrants exercisable to acquire 455,000 shares as follows:

Number	Exercise Price	Expiry Date
455,000	5.00	September 28, 2011

During the year 250,729 warrants exercisable at a price of $1.26 were exercised for proceeds of $316, and 44,246 warrants exercisable at $1.26 expired unexercised on November 26, 2010.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

13.	Contributed Surplus

All funding provided by Exeter related to Extorre’s activities, initially reflected as contributed surplus, was allocated to share capital upon the issue of Extorre shares pursuant to the Arrangement. Non-cash funding in the form of stock-based compensation related to options outstanding at the Arrangement date in the amount of $3,702 and fair value of warrants issued and outstanding at the Arrangement date in the amount of $113 will remain in contributed surplus until the related instrument is exercised.  In addition, stock based compensation in the amount of $7,778 recognized on options granted by the Company during the year has been allocated to contributed surplus. Details are as follows:

Balance - December 31, 2009	$77,599
Net assets contributed by Exeter (Note 1)	27,947
Funding provided by and expenses paid by Exeter	1,850
Stock-based compensation for the period 1 January – 24 March, 2010, allocated from Exeter (Note 11)	826
Allocation to share capital on completion of the Arrangement (Notes 1 and 10)	(104,407)
Stock based compensation recognized (Note 11)	7,778
Agent´s warrants (Note 10)	523
Allocation on exercise of options and warrants during the year (Note 10)	(948)
Balance – December 31, 2010	$11,168

14.	Related Party Transactions

Amounts due from related party of $22 at December 31, 2010 (2009 - $249) is for expenditures that the Company and Exeter incur for staff and exploration expenditures on behalf of each other.  The net amount paid by the Company to Exeter during 2010 was $58.

Amounts due to related parties of $88 at December 31, 2010 (2009 - $nil) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the year a total of $799 (2009 - $644) was paid or accrued for related party transactions as described below:

(a)
Exploration and consulting fees of $47 (2009 - $Nil, $217 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at December 31, 2010, the Company owed $Nil.

(b)	Management fees of $107 (2009 - $Nil, $146 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at December 31, 2010, the Company owed $23.

(c)
Management fees of $125 (2009 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development and Legal Counsel is a principal. As at December 31, 2010, the Company owed $Nil.

(d)	Management fees of $67 (2009 - $Nil, $155 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice-President Finance. As at December 31, 2010, the Company owed $Nil.

(e)	Fees of $42 (2009 - $Nil) were paid or accrued to a company, of which one of the officers of the Company is a partner for legal services. As at December 31, 2010, the Company owed $4.

(f)	Administrative fees of $252 (2009 - $Nil) for the provision of office facilities and staff to the Company, and travel expenses of $33 were paid to Exeter.

(g)	Exploration fees of $159 (2009 - $Nil, $126 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice President Development. As at December 31, 2010, the Company owed $61.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

14.	Related Party Transactions(Continued)

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company will reimburse Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the year ended December 31, 2010, the percentage allocation was 40%, resulting in approximately $285 being reimbursed to Exeter for administrative support, office overhead and travel (See Note 14(f)).

These transactions are in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

15.	Contractual Obligations

The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 9(c)). Office lease commitments are summarized in the table below:

	Payments Due by Year (in thousands)
	Total	2011	2012-2013	2014-2016
Office leases
-Argentina	$83	$48	$35	$-
-Canada (*)	$460	$84	$174	$202
Total	$543	$132	$209	$202

The Company has various property access agreements, which are renewed periodically, related to its projects at an estimated cost of approximately $340 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

16.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the years ended December 31, 2010 and 2009 as follows:

	2010	2009
Non-cash financing activities:
Issue of warrants for agent’s commission	$523	$-

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

17.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographical segment:

December 31, 2010	Canada	Argentina	Total
Cash and cash equivalents	$45,248	$854	$46,102
Amounts receivable and prepaid expenses	154	331	485
Due from related party	22	-	22
Property and equipment	29	258	287
Mineral properties	-	3,354	3,354
	45,453	4,797	50,250
Current Liabilities	(613)	(1,744)	(2,357)
	$44,840	$3,053	$47,893
Net loss - 2010	$8,537	$24,628	$33,165

December 31, 2009	Canada	Argentina	Total
Cash and cash equivalents	$-	$465	$465
Amounts receivable and prepaid expenses	-	127	127
Due from related party	-	249	249
Property and equipment	-	88	88
Mineral properties	-	3,354	3,354
	-	4,283	4,283
Current Liabilities	-	(1,435)	(1,435)
	$-	$2,848	$2,848
Net loss - 2009	$4,306	$10,215	$14,521

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

18.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2010		2009
Net loss for the year before income tax		$33,165		$14,521
Combined federal and provincial tax rate		28.50%		35.00%
Income tax recovery at statutory rates		$(9,452)		$(5,082)
Losses and other deductions for which no benefit has been recognized		6,972		3,008
Non-deductible stock-based compensation		2,453		912
Non-deductible mineral property exploration costs		923		619
Foreign exchange rate and tax rate differences		(932)		577
Expiry of losses		36		29
Impact of tax rate reductions		-		(63)
Income tax provision	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2010		2009
Non-capital loss carry forwards – Canada		$718		$-
Non-capital loss carry forwards – Argentina		2,623		2,127
Exploration and development deductions		16,035		11,212
Share issue costs		519		-
		19,895		13,339
Valuation allowance		(19,895)		(13,339)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $2,873 expire in 2030.

At December 31, 2010, the Company also has tax loss carry forwards in Argentina totalling $7,494 that expire over the period from 2011 to 2015 available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

Extorre Gold Mines Limited
Notes to the Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) December 31, 2010

19.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  There are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

The Company adopted the following new standards effective January 1, 2010:

i) SFAS-167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. The adoption of the new standards on January 1, 2010 did not have an impact on the consolidated financial position, results of operations and cash flows of the Company.

ii) Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of the new standards on January 1, 2010 did not have a significant impact on the consolidated financial statement footnote disclosures.

Adoption of International Financial Reporting Standards

On January 1, 2011, the Company will transition from the current Canadian generally accepted accounting standards to International Financial Reporting Standards (“IFRS”).  As a result of the transition to IFRS, the Company will not provide a reconciliation to US GAAP in future financial statements.